UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                            ANGLOGOLD ASHANTI LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 ORDINARY SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    035128206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                                 Nicholas Jordan
                                Company Secretary
                               Anglo American plc
                            20 Carlton House Terrace
                                 London SW1Y 5AN
                                 United Kingdom
                               011-44-20-7968-8888
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 5, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS ANGLO AMERICAN PLC
  1

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  [x]
        (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS:  NA
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  England and Wales
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       NONE
   NUMBER OF    ----------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            46,002,929
     EACH       ----------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
    PERSON
     WITH              NONE
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       46,002,929
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        46,002,929
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                  [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  035128 20 6

--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS ANGLO SOUTH AFRICA CAPITAL (PTY) LTD.
  1

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a)  [x]
        (b)  [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY
--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS:  NA
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  The Republic of South Africa
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       NONE
   NUMBER OF    ----------------------------------------------------------------
    SHARES        8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY            46,002,929
     EACH       ----------------------------------------------------------------
   REPORTING      9    SOLE DISPOSITIVE POWER
    PERSON
     WITH              NONE
                ----------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       46,002,929
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        46,002,929
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

This Amendment No. 13 ("Amendment No. 13") amends and restates the Statement on
Schedule 13D, originally filed on November 21, 2003, and amended and supplemented on February 25, 2004 by Amendment No. 1, on May 10, 2004 by Amendment No. 2, on June 7, 2004 by Amendment No. 3, on June 21, 2004 by Amendment No. 4, on October 26, 2005 by Amendment No. 5, on February 22, 2006 by Amendment No. 6, on March 23, 2006 by Amendment No. 7, on April 11, 2006 by Amendment No. 8, on April 20, 2006 by Amendment No. 9, and on May 22, 2006 by Amendment No. 10, on October 4, 2007 by Amendment No. 11 and on October 11, 2007 by Amendment No. 12.

Since the date of Amendment No. 12, the Reporting Persons have not acquired beneficial ownership of any additional Ordinary Shares.

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D, as amended from time to time (this "Statement"), relates to the ordinary shares, par value ZAR 0.25 per share (the "Ordinary Shares"), of AngloGold Ashanti Limited (formerly, AngloGold Limited), a corporation organized under the laws of the Republic of South Africa (the "Issuer"). The principal executive offices of the Issuer are located at 76 Jeppe Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being jointly filed by Anglo American plc and Anglo South Africa Capital (Proprietary) Limited (together, the "Reporting Persons").

Anglo American plc ("Anglo American"), a corporation incorporated under the laws of England and Wales, has its principal executive offices at 20 Carlton House Terrace, London SW1Y 5AN, United Kingdom and is a global leader in the mining and natural resource sectors.

Anglo South Africa Capital (Proprietary) Limited ("Anglo SA Capital"), a corporation incorporated under the laws of the Republic of South Africa, has its principal executive offices at 44 Main Street, Johannesburg, 2001, South Africa and is an indirect, wholly owned subsidiary of Anglo American.

Anglo SA Capital is a wholly owned subsidiary of Anglo South Africa (Pty) Ltd. ("ASA"), which is a wholly owned subsidiary of Anglo American South Africa Limited ("AASA"), which is a wholly owned subsidiary of Anglo American International S.a.r.l. ("AA International"), which is a wholly owned subsidiary of Anglo American (ASA, AASA, and AA International, collectively the "Holding Companies"). Other than pursuant to the directions received from Anglo American, none of the Holding Companies has or shares the voting power or investment power within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The directors and executive officers of each of Anglo American and Anglo SA Capital are set forth on Exhibit A attached hereto. Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

During the last five years, none of the Reporting Persons or the Holding Companies nor, to the best knowledge of each of the Reporting Persons, any person named in Exhibit A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Exhibit A is incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Anglo American is the largest shareholder of the Issuer.

In order to give the Issuer greater flexibility to pursue its strategic agenda, the Reporting Persons have decided to reduce their shareholding in the Issuer and no longer to seek to retain it as a subsidiary.

On February 22, 2006, Anglo American issued a press release stating the following in its entirety:

         ANGLO AMERICAN ANNOUNCES PROPOSED PUBLIC SECONDARY OFFERING OF
                      ORDINARY SHARES OF ANGLOGOLD ASHANTI.

Anglo American plc ("Anglo American") today announces its intention to sell through a registered offering a portion of its ordinary shares of AngloGold Ashanti in the form of ordinary shares or American depositary shares, as one means of reducing its shareholding in AngloGold Ashanti. The offering would be made simultaneously in the US, South Africa and Europe. The offering is anticipated to occur at some time over the coming months, subject to market conditions.

Anglo American currently intends to remain a significant shareholder in AngloGold Ashanti in the medium term.

THIS COMMUNICATION DOES NOT CONSTITUTE OR FORM PART OF AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES OR OTHERWISE ENGAGE IN ANY INVESTMENT ACTIVITY, NOR WILL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION.

Certain statements contained herein may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the transactions described above.

On March 23, 2006 Anglo SA Capital entered into a Registration Rights Agreement with the Issuer to facilitate the sale to the public of some or all of the Ordinary Shares held by Anglo SA Capital. The terms of the Registration Rights Agreement are discussed in Item 6 below.

On March 23, 2006 an "automatic shelf registration statement" as defined under Rule 405 of the Securities Act of 1933, as amended, on Form F-3 in respect of the Ordinary Shares of the Issuer and a preliminary prospectus was filed with the Securities and Exchange Commission. On March 24, 2006 a preliminary prospectus supplement relating to those Ordinary Shares was filed with the Securities and Exchange Commission, and on April 12, 2006 a final prospectus supplement relating to those Ordinary Shares was filed with the Securities and Exchange Commission. On April 20, 2006, Anglo SA Capital sold a portion of its holding of Ordinary Shares of the Issuer in a registered offering pursuant to this registration statement.

On April 10, 2006 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman, Sachs & Co. and UBS Limited as co-representatives of the several Underwriters named in Schedule I thereto pursuant to which Anglo SA Capital has agreed, subject to customary closing conditions, to sell up to 20,273,170 of the Ordinary Shares held by it in a registered offering pursuant to the registration statement referred to in the previous paragraph. The terms of the Underwriting Agreement are discussed in Item 6 below.

On April 20, 2006 Anglo SA Capital disposed of 19,685,170 of the Ordinary Shares of the Issuer. As a consequence of this disposition, the Reporting Persons' beneficial ownership of the outstanding Ordinary Shares of the Issuer was reduced to approximately 41.58%.

On October 1, 2007, a preliminary prospectus supplement relating to the Ordinary Shares of the Issuer was filed with the Securities and Exchange Commission. On October 2, 2007, a final prospectus supplement relating to the Ordinary Shares of the Issuer was filed with the Securities and Exchange Commission.

On October 1, 2007 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman Sachs International and UBS Limited as representatives of the several Underwriters named in Schedule I thereto pursuant to which Anglo SA Capital has agreed, subject to customary closing conditions, to sell up to 67,100,000 of the Ordinary Shares held by it in a registered offering pursuant to the preliminary prospectus supplement referred to in the previous paragraph. The terms of the Underwriting Agreement are discussed in Item 6 below.

On October 9, 2007, Anglo SA Capital disposed of 67,100,000 of the Ordinary Shares of the Issuer. As a consequence of this disposition, the Reporting Persons' beneficial ownership of the outstanding Ordinary Shares of the Issuer was reduced to approximately 17.3% as of October 9, 2007.

The representatives of Anglo American remaining on the Issuer's Board of Directors resigned from the Issuer's Board of Directors on October 9, 2007.

Anglo American intends to dispose of its remaining shareholding in Ordinary Shares of the Issuer during the next several years.

The Reporting Persons intend to continuously review their holdings in the Issuer on a regular basis and, as a result thereof, in determining plans or proposals with respect to the Issuer, may at any time or from time to time determine, subject to the lock-up provisions contained in the Underwriting Agreement described in Item 6, to (a) dispose of any securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, in such quantities and at such times as may be determined from time to time, or (b) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's business, financial condition and prospects, other developments concerning the Issuer and its equity financing requirements and its businesses generally, other developments and other business opportunities available to the Reporting Persons, developments with respect to the Reporting Persons' business and general economic outlook, changes in law and government regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals in the future): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (iv) any change in the present Board of Directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration, or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference. The Reporting Persons are the sole beneficial owners of 46,002,929 Ordinary Shares representing 16.6% of the outstanding Ordinary Shares. The calculation of the foregoing percentage is based on the number of Ordinary Shares outstanding as of March 31, 2008 (the "Outstanding Shares").

Mr. G.G. Gomwe is a beneficial owner of 120 Ordinary Shares and has sole voting and dispositive power with respect to such Ordinary Shares. The number of Ordinary Shares beneficially owned by Mr. Gomwe represents less than 0.1% of the Outstanding Shares.

As trustee of The BRO Trust, Mr. N.F. Oppenheimer shares with his fellow trustees the power to direct the receipt of dividends from, or the proceeds from the sale of, 4,370 Ordinary Shares, which represents less than 0.1% of the Outstanding Shares. The exercise of such power requires the unanimous approval of all trustees of The BRO Trust. Mr. Oppenheimer is not a beneficiary of The BRO Trust, which is a charitable trust.

Except as disclosed in this Item 5(a), none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A to this Statement beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) All decisions with respect to the voting and/or disposition of the Ordinary Shares owned by the Reporting Persons are currently made by the Board of Directors of Anglo American. Accordingly, Anglo American has the power to direct the voting and/or disposition of the Ordinary Shares held by Anglo SA Capital, and Anglo SA Capital has the power to vote and/or dispose of the Ordinary Shares (which power is exercised at the direction of Anglo American). The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.

(c) Except as disclosed in this Statement, none of the Reporting Persons or the Holding Companies nor, to the best of their knowledge, any of the persons listed on Exhibit A has effected any transaction in the Ordinary Shares during the past sixty days.

(d) To the best knowledge of the Reporting Persons, other than the Holding Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On March 23, 2006 Anglo SA Capital entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer to facilitate the sale to the public of some or all of the Ordinary Shares of the Issuer held by Anglo SA Capital as well as any securities into or for which the Ordinary Shares have been converted and any security issued with respect thereto upon any share dividend, split or similar event. The Registration Rights Agreement requires the Issuer to use all reasonable efforts to: file with the United States Securities and Exchange Commission, no later than March 27, 2006, a shelf registration statement on Form F-3, providing for one or more offerings to be made on a delayed basis of such number of Ordinary Shares of the Issuer as Anglo SA Capital may determine in its sole discretion; and file, upon demand by Anglo SA Capital, additional non-continuous registration statements on Form F-3 providing for offerings to be made on a non-delayed basis of the Ordinary Shares of the Issuer. The foregoing discussion of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement incorporated by reference in Exhibit C hereto.

On April 10, 2006 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman, Sachs & Co. and UBS Limited as co-representatives of the several Underwriters named in Schedule I thereto. Under the Underwriting Agreement (i) Issuer agreed to issue and sell to purchasers procured by the Underwriters, or, failing that, to the Underwriters, an aggregate of 9,970,732 Ordinary Shares, and (ii) Anglo SA Capital agreed to sell to purchasers procured by the Underwriters or, failing that, to the Underwriters, an aggregate of 16,328,313 Ordinary Shares and, at the election of the Underwriters, up to 3,944,857 additional Ordinary Shares, subject, in each of cases (i) and (ii), to customary closing conditions. The Underwriters may elect to direct delivery of the shares, or take delivery of the shares themselves, in the form of Ordinary Shares or in the form of ADSs. Anglo SA Capital has also agreed to a lock-up provision therein whereby, subject to certain exceptions, it is restricted from offering or selling Ordinary Shares for a period of 270 days after the date of the prospectus filed in connection with the offering. The foregoing discussion of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit D.

On October 1, 2007 Issuer and Anglo SA Capital entered into an Underwriting Agreement with Goldman Sachs International and UBS Limited as co-representatives of the Underwriters. Under the Underwriting Agreement Anglo SA Capital agreed to sell to purchasers procured by the Underwriters, or, failing that, to the Underwriters, an aggregate of 67,100,000 Ordinary Shares, subject to customary closing conditions. The Underwriters may elect to direct delivery of the shares, or take delivery of the shares themselves, in the form of Ordinary Shares or in the form of ADSs. Anglo SA Capital has also agreed to a lock-up provision therein whereby, subject to certain exceptions, it is restricted from offering or selling Ordinary Shares without the consent of the Underwriters for the period beginning from the date of the Underwriting Agreement until May 31, 2008 (inclusive). The foregoing discussion of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit E.

On May 5, 2008, Anglo SA Capital entered into an irrevocable undertaking (the "Undertaking") with the Issuer under which Anglo SA Capital has agreed to vote all of its Ordinary Shares, at a general meeting to be held on May 22, 2008, in favor of a resolution to authorize the Issuer to issue up to 71 million additional Ordinary Shares by way of a renounceable rights offering (the "Rights Offering"). If the Rights Offering is consummated, Anglo SA Capital expects to receive in such offering that number of rights to acquire Ordinary Shares that is proportional to its overall shareholding in the Issuer, with such rights to be exercisable at a subscription price to be determined by the Issuer. Anglo SA Capital may sell all or part of any rights it obtains in the Rights Offering in private transactions or in a public offering pursuant to an effective registration statement filed with the Securities and Exchange Commission or in a manner not subject to the registration requirements of the Securities Act of 1933, as amended. Pursuant to the Registration Rights Agreement and the Undertaking, Anglo SA Capital may cause the Issuer to register the resale of the rights it obtains in the Rights Offering. Anglo SA Capital may also retain or exercise all or part of any rights it obtains in the Rights Offering. The foregoing discussion of the Undertaking is qualified in its entirety by reference to the undertaking attached hereto as Exhibit F.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

   Exhibit        Description

   Exhibit A      Directors and Officers of Anglo American and Anglo SA Capital

   Exhibit B      Anglo American plc press release (incorporated by reference to
                  Exhibit B to Amendment No. 5, filed on October 26, 2005, to this Statement on Schedule 13D)

   Exhibit C      Registration Rights Agreement, dated as of March 23, 2006, between Anglo SA Capital and Issuer (incorporated by reference to Exhibit C to Amendment No. 7, filed on March 23, 2006, to this Statement on Schedule 13D)

   Exhibit D      Underwriting Agreement, dated as of April 10, 2006, among
                  Anglo SA Capital, Issuer and Goldman, Sachs & Co. and UBS
                  Limited as co-representatives of the Underwriters named in
                  Schedule I thereto (incorporated by reference to Exhibit D to Amendment No. 8, filed on April 11, 2006, to this Statement on
                  Schedule 13D)

   Exhibit E      Underwriting Agreement, dated as of October 1, 2007, among
                  Anglo SA Capital, Issuer and Goldman Sachs International and
                  UBS Limited as representatives of the Underwriters named in
                  Schedule I thereto (incorporated by reference to Exhibit E to Amendment No. 11 filed on October 4, 2007, to this Statement on Schedule 13D)

   Exhibit F      Undertaking, dated as of May 5, 2008, between Anglo SA Capital and Issuer.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:

May 12, 2008                                       ANGLO AMERICAN PLC

                                            /s/ Nicholas Jordan
                                          --------------------------------------
                                                        Signature

                                            Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                       Name/Title


Dated:

May 12, 2008                               ANGLO SOUTH AFRICA CAPITAL (PTY) LTD
                                                  By:  ANGLO AMERICAN PLC

                                          Pursuant to the Joint Filing Agreement

                                            /s/ Nicholas Jordan
                                          --------------------------------------
                                                        Signature

                                            Nicholas Jordan/Company Secretary
                                          --------------------------------------
                                                       Name/Title

                                  EXHIBIT INDEX

   Exhibit        Description

   Exhibit A      Directors and Officers of Anglo American and Anglo SA Capital

   Exhibit B      Anglo American plc press release (incorporated by reference to
                  Exhibit B to Amendment No. 5, filed on October 26, 2005, to this Statement on Schedule 13D)

   Exhibit C      Registration Rights Agreement, dated as of March 23, 2006, between Anglo SA Capital and Issuer (incorporated by reference to Exhibit C to Amendment No. 7, filed on March 23, 2006, to this Statement on Schedule 13D)

   Exhibit D      Underwriting Agreement, dated as of April 10, 2006, among
                  Anglo SA Capital, Issuer and Goldman, Sachs & Co. and UBS
                  Limited as co-representatives of the Underwriters named in
                  Schedule I thereto (incorporated by reference to Exhibit D to Amendment No. 8, filed on April 11, 2006, to this Statement on
                  Schedule 13D)

   Exhibit E      Underwriting Agreement, dated as of October 1, 2007, among
                  Anglo SA Capital, Issuer and Goldman Sachs International and
                  UBS Limited as representatives of the Underwriters named in
                  Schedule I thereto (incorporated by reference to Exhibit E to Amendment No. 11 filed on October 4, 2007, to this Statement on Schedule 13D)

   Exhibit F      Undertaking, dated as of May 5, 2008, between Anglo SA Capital and Issuer.

                                    EXHIBIT A

               DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO AMERICAN

The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo American plc are set forth below.


Name:                   Sir Mark Moody-Stuart (Chairman)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United
                        Kingdom
Principal Occupation:   Chairman, Anglo American plc

Name:                   Ms. Cynthia Carroll (Chief Executive)
Citizenship:            USA
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United
                        Kingdom
Principal Occupation:   Chief Executive, Anglo American plc

Name:                   Mr R. Medori (Finance Director)
Citizenship:            French
Business Address:       20 Carlton House Terrace, London SW1Y 5AB, United
                        Kingdom
Principal Occupation:   Finance Director, Anglo American plc

Name:                   Mr D.J. Challen (Non-Executive Director)
Citizenship:            British
Business Address:       33 Canada Square, Canary Wharf, London E14 5LB, United
                        Kingdom
Principal Occupation:   Company Director

Name:                   Sir C.K. Chow (Non-Executive Director)
Citizenship:            British
Business Address:       MTR Headquarters Building, Telford Plaza, Kowloon Bay,
                        Kowloon, Hong Kong
Principal Occupation:   Director of Companies

Name:                   Dr C.E. Fay (Non-Executive Director)
Citizenship:            British
Business Address:       Merrifield, Links Road, Bramley, Guilford Surrey GU5 0AL
                        United Kingdom
Principal Occupation:   Director of Companies

Name:                   Sir Rob Margetts (Non-Executive Director)
Citizenship:            British
Business Address:       c/o Matlin Patterson, 7th Floor, Buchanan House, 3 St.
                        James's Square, London SW1Y 4JU, United Kingdom
Principal Occupation:   Chairman, Legal and General Group plc

Name:                   Mr N.F. Oppenheimer (Non-Executive Director)
Citizenship:            South African
Business Address:       De Beers House, corner Diamond Drive and Crownwood Road,
                        Theta, Johannesburg, 2013, South Africa
Principal Occupation:   Director and Chairman, De Beers S.A.

Name:                   Dr M.A. Ramphele (Non-Executive Director)
Citizenship:            South African
Business Address:       LG Building, 1 Thibault Square, Long Street, Cape Town,
                        8000, South Africa
Principal Occupation:   Director of Companies

Name:                   Mr F.T.M. Phaswana (Non-Executive Director)
Citizenship:            South African
Business Address:       P.O. Box 72501, Parkview, South Africa
Principal Occupation:   Chairman, Transnet, Anglo Platinum Limited,
                        South Africa

Name:                   Professor K.A.L.M. Van Miert (Non-Executive Director)
Citizenship:            Belgium
Business Address:       Puttestraat 10, B-1650 Beersel, Belgium
Principal Occupation:   Director of Companies

Name:                   Mr P. Woicke  (Non-Executive Director)
Citizenship:            German/USA
Business Address:       2737 Devonshire Pl. NW
                        Washington DC 20008
                        USA
Principal Occupation:   Director of Companies

Name:                   R.J. King (Executive Officer)
Citizenship:            British
Business Address:       20 Carlton House Terrace, London SW1Y 5AN, United
                        Kingdom
Principal Occupation:   Chief Strategy Officer, Anglo American plc

Name:                   Mr. A.E. Redman (Executive Officer)
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:   Technical Director, Anglo American plc

              DIRECTORS AND EXECUTIVE OFFICERS OF ANGLO SA CAPITAL

The name, residence or business address, present principal occupation or employment, the name of any corporation or other organization in which such occupation or employment is conducted, together with his principal business address and the citizenship of the directors and executive officers of Anglo SA Capital are set forth below.

Name:                  Mr. P.R.N. Arthur
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  Executive VP: General Counsel AASA

Name:                  Mr. P.M. Baum
Citizenship:           South African
Business Address:      44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  CEO: Ferrous Metals and Industries Division,
                       Anglo American and Acting CEO AASA

Name:                  Mr. G.G. Gomwe
Citizenship:           Zimbabwean
Business Address:      44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  Finance Director: AASA

Name:                  Mr. S. Mayet
Citizenship:           South African & Canadian
Business Address:      45 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  Head of Corporate Reporting

Name:                  Mr. N.B. Mbazima
Citizenship:           Zambian
Business Address:      44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:  Financial Director and Acting CEO Commercial Anglo
                       Platinum

Name:                   Mr. A.E. Redman
Citizenship:            South African
Business Address:       44 Main Street, Johannesburg, 2001, South Africa
Principal Occupation:   Technical Director, Anglo American plc

                                    EXHIBIT B


         Incorporated by reference to Exhibit B to Amendment No. 5, filed on October 26, 2005, to this Statement on Schedule 13D.

                                    EXHIBIT C


         Incorporated by reference to Exhibit C to Amendment No. 7, filed on March 23, 2006, to this Statement on Schedule 13D.

                                    EXHIBIT D


         Incorporated by reference to Exhibit D to Amendment No. 8, filed on April 11, 2006, to this Statement on Schedule 13D.

                                    EXHIBIT E


         Incorporated by reference to Exhibit E to Amendment No. 11, filed on October 4, 2007, to this Statement on Schedule 13D.